# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lucent, Inc., CIK 0001726079
CUSIP: 887801108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5151 CALIFORNIA AVE., SUITE 100, IRVINE, California (CA), 92617
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0002059691
Persons authorized to receive notices and communications: Steven Arenal, 5151 California Avenue, Suite 100, Irvine, California (CA), 92617, 949-236-7094

## Reporting persons
- Arenal Steven (CIK 0002059691): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 13,000,000; shared voting power 0; sole dispositive power 13,000,000; shared dispositive power 0; aggregate amount beneficially owned 13,000,000 (83.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lucent, Inc.
Address of issuer's principal executive offices: 5151 CALIFORNIA AVE., SUITE 100, IRVINE, California (CA), 92617

## Item 2. Identity and Background
Name of person filing: Steven Arenal
Residence or business address: 5151 California Avenue, Suite 100 Irvine CA 92617
Present principal occupation or employment: President, Chief Executive Officer, Secretary, Treasurer and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person beneficially owns 13,000,000 shares of Common Stock that were awarded to him in his capacity as an officer and director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the President, Chief Executive Officer, Secretary, Treasurer and Chairman of the Board of Directors of the Issuer. All of the Issuer's securities owned by the Reporting Person have been acquired or granted to the Reporting Person by the Issuer in his capacity as serving as President, Chief Executive Officer, Secretary, Treasurer, and Chairman of the Board of Directors of the Issuer, as described in Item 6 below. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, has no present intention of doing so.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Schedule 13D and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in the Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Arenal Steven: /s/ Steven Arenal, Steven Arenal (03/10/2025)